 1-A/A LIVE 0001620704 XXXXXXXX 024-11007 MED-X NV 2014 0001620704 2833 46-5473113 14 0 8236 Remmet Ave. Canoga Park CA 91304 818-349-2870 Mark J. Richardson Other 709723.00 0.00 70643.00 318852.00 1819090.00 926195.00 53021.00 1098590.00 720500.00 1819090.00 646917.00 451329.00 0.00 -3433277.00 -0.03 -0.03 MJF & Associates APC Common Stock 102969086 None None Series A Preferred Stock 0 None None None 0 None None true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N Y 12500000 102969086 0.8000 9200000.00 800000.00 0.00 0.00 10000000.00 NMS Capital Advisors, LLC 0.00 NMS Capital Advisors, LLC 800000.00 0.00 MJF & Associates APC 25000.00 Richardson & Associates 55000.00 0.00 MLS Blue Sky 30000.00 8362800.00 The selling commissions assume the maximum selling commission on all sales. Does not include escrow fees and fees charged by startengine.com for hosting the crowdfunding portal. true AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false Med-X, Inc. Common Stock 2055832 0 2,055,832 at $0.60 per share ($1,203,499) Exempt offering under Section 3(b) and Regulation A+ (Tier 2) from May 1, 2018 until April 30, 2019. Private placement under Section 4(a)(2) from May 1, 2018 to April 30, 2019.